Exhibit 99.2

Media Statement

31 October 2005

Randgold & Exploration general meeting delayed

Randgold & Exploration Company Limited has announced a postponement “until further notice” of the general meeting scheduled for 15 November 2005.

“We regret the delay in providing shareholders with relevant and reliable information, but there is no point in holding a general meeting if we don’t have the answers,“ said Peter Gray, the R&E CEO. “The meeting was called at the request of shareholders. It has become increasingly clear that we would not be able to deal satisfactorily with the issues being raised until the forensic audit is complete.”

“In addition, we do not wish to interfere with the integrity of the forensic process by discussing issues prematurely.”

Gray said that the forensic audit should be completed by the end of December. The draft financial statements would then be audited by KPMG prior to publication.

He said it was “not impossible” that the prior year accounts might be impacted and advised shareholders not to rely on prior year statements until the forensic audit and internal investigation were complete.

Statement issued on behalf of Randgold & Exploration Company Limited by Brian Gibson Issue Management (Contact Brian Gibson on 011 880 1510 or 083 253 5988)

Note to Editors:

Randgold & Exploration announced on 12 October 2005 that the R&E Board would “appoint a forensic auditor to assess the transactions relating to R&E’s direct and indirect shareholding in Randgold Resources Limited and any scrip lending transactions; as well as any other issues identified in the audit and/or by the directors.”

According to the notice sent to R&E shareholders on 12 October 2005, the planned general meeting would inform shareholders “of the circumstances and events, insofar as they are currently ascertainable, which gave rise to:

•	The suspension of the listing of the Company ’s ordinary shares on the JSE Limited;
•	The delisting of the Company ’s securities on The Nasdaq National Market;
•	The restructuring of the board of the Company; and
•	The resignation of Messrs Charles Orbach &Co. as the auditors of the Company.”

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the Company’s ability to complete its forensic audit and audited financial statements for the year ended December 31, 2004, the time period for completing its audit and forensic audit and any impact to the Company’s previously released financial statements and preliminary results and its investments, including with respect to RRL, to be reflected in the audited financial statements resulting from the forensic audit and audit. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of the Company, its forensic auditors and its auditors to complete the forensic audit and audit and the outcome of such forensic audit and the audit of the Company’s annual financial statements as of and for the year ended December 31, 2004, the willingness and ability of the Company’s forensic auditors and auditors to issue any opinions, the ability of the Company to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.